

AFL-CIO HOUSING INVESTMENT TRUST

2003
ANNUAL REPORT





















Message from the AFL-CIO President

The AFL-CIO Housing Investment Trust (the Trust) has completed another successful year on behalf of union pension beneficiaries. With its record of building retirement security for a growing number of participants, the Trust continues to fill an important need for union members, while the collateral benefits of its investments – the housing it develops, the affordable units it preserves, the homeowner opportunities it creates, the good jobs it generates – are helping improve the quality of life for working men and women across the country.

The year 2003 was a difficult time for working families. Economic security was out of reach for too many hardworking Americans as the year's unemployment rate reached a nine-year peak, health care coverage declined, and wages barely kept pace with inflation. America's middle class is being squeezed hard. In this uncertain environment, the prospect of a financially secure retirement has assumed special importance to working men and women.

When the Trust began operations in 1983, as successor to the original AFL-CIO Mortgage Investment Trust, no one could have foreseen that in 20 years it would have grown to manage $3.6 billion – or that the beneficiaries of more than 420 Taft-Hartley and public employee plans would be served by its investments. The Trust's success over the past two decades is a source of real pride to our union movement. We commend the good work of the Trust and the success it continues to achieve in helping millions of pension beneficiaries who deserve economic security in their retirement years.

John J. Sweeney

John J. Sweeney

John J. Sweeney
AFL-CIO President





Message from the Chairman

Two thousand three was a year of both growth and consolidation for the AFL-CIO Housing Investment Trust. With its total net assets increasing to $3.6 billion by year-end, the Trust implemented changes in staff and technologies to assure a commensurate increase in its operational capacities.

In its investment and portfolio management functions, the increased internal capacity and depth of knowledge that the Trust has systematically developed in recent years helped steer the Trust through an exceptionally volatile period in the fixed-income markets. The Trust was able to utilize that internal capacity to carry out an active portfolio management strategy that took advantage of opportunities identified in the markets to reduce risk exposure relative to its industry benchmark, and to generate competitive returns in a challenging environment.

Just as the Trust has accommodated a four-fold increase in its net assets over the past ten years, so has it also had to address a dramatic increase in the complexity of the regulatory environment in which it operates. For this reason, under the direction of its Board of Trustees, the Trust undertook a comprehensive compliance initiative in 2003 in response to new requirements of the Sarbanes-Oxley Act of 2002 and other applicable securities laws.

In the period ahead, the Trust will strive for continued growth of its institutional capacities as it works to meet its investment objectives and provide competitive risk-adjusted total rates of return for its participants.

Richard Ravitch

Richard Ravitch
Chairman,
AFL-CIO Housing
Investment Trust

The Trust attracted $410.7 million in total net participant investment in 2003 – the largest net gain in its history. This figure included $290.9 million in new investments and $191.8 million in earnings reinvested by participants, less redemptions. Total redemptions during the year were $72.0 million, or 2.0% of net assets, as many institutional investors rebal-anced their portfolios. The overall investment activity contributed to a 10% increase in total net assets over the 12-month period, as assets climbed from under $3.3 billion to more than $3.6 billion at year-end.

The 422 Taft-Hartley and public employee plans participating in the Trust at year-end included 9 new participants who entered in 2003. Among these was the largest single new investment ever received by the Trust, an $80 million investment from a public transit fund whose beneficiaries are primarily members of the Amalgamated Transit Union.

Participants held approximately 3.2 million units in the Trust at December 31 with a net asset value of $1,125.21 per unit.

2003 Performance

For the period ended December 31, 2003, the Trust achieved a total net one-year return of 3.78%. The Trust's net returns for the three-, five-, and ten-year periods were 7.83%, 6.96%, and 7.46%, respectively. The Trust's primary benchmark, the Lehman Brothers Aggregate Bond Index (the Aggregate), reported returns of 4.10%, 7.57%, 6.62% and 6.95%, respectively, for the one-, three-, five-, and ten-year periods. The Trust outperformed the Aggregate on a net basis for the three-, five-, and ten-year periods.



Total Rates of Return (%)[1]

	1 year	3 years	5 years	10 years
AFL–CIO Housing Investment Trust Net Returns[2]	3.78%	7.83%	6.96%	7.46%
Lehman Brothers Aggregate Bond Index[3]	4.10%	7.57%	6.62%	6.95%

Returns for periods exceeding one year are annualized.

The performance data shown here represents past performance and does not mean that the Trust will achieve similar results in the future.

1 The investment return and principal value of an investment in the Trust will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the Trust's investment objectives, risks and expenses carefully before investing. A prospectus containing this and other information may be obtained from the Trust by contacting the Marketing and Investor Relations Department. The prospectus should be read carefully before investing.

2 The returns shown reflect the growth of an investment for the specified periods. These returns are presented net of expenses.

3 The Lehman Brothers Aggregate Bond Index does not reflect the performance of an actual portfolio available for direct investment and thus reflects no deduction for the expenses of operating such a portfolio. Investors are not likely to be able to manage an actual portfolio without incurring expenses.



Value Growth of $50,000 Invested
($ in Thousands)*

$102,650

$97,880

| Dec. 1993 | Dec. 1995 | Dec. 1997 | Dec. 1999 | Dec. 2001 | Dec. 2003 |

AFL–CIO Housing Investment Trust

Lehman Brothers Aggregate Bond Index

* The graph above shows the comparative value growth of $50,000 invested (minimum initial investment) in the Trust and its benchmark (theoretical values) over the course of ten years, assuming the reinvestment of all distributions.





The Year in Review

The Trust achieved these results in a challenging market environment. Uncertainty and volatility characterized the U.S. economy in 2003, as interest rates dipped to their lowest levels in at least 40 years in June, and the biggest monthly sell-off in ten-year Treasuries in 23 years followed in July. Productivity increases kept inflation in check, allowing bond yields to rally by year-end from the summer sell-off. Record prepayments were seen across many major sectors of the mortgage-backed securities (MBS)

market during the year, causing higher turnover for the securities in the Trust's portfolio which could be prepaid at par or at a relatively small prepayment penalty.

Corporate bonds had their strongest performance in over 20 years, helping to explain the strong performance of the Aggregate relative to the Trust in 2003, since the Trust is not permitted to invest in corporate bonds. Corporate bonds – which make up over 20% of the Aggregate – outperformed MBS within the Aggregate by 575 basis points.[2]   Nonetheless, the

Trust continued to provide competitive returns relative to the benchmark. The Trust's net rate of return was only 32 basis points less than the benchmark, which is unmanaged and has no fees or expenses. The Trust's portfolio contained more spread-based investments – such as FHA-insured mortgage loans and MBS issued, guaranteed, or backed by Ginnie Mae, Fannie Mae, Freddie Mac and others – than the Aggregate. The Trust's portfolio therefore benefited from narrowing of spreads on these types of investments. Additionally, the Trust's yield was slightly higher than the Aggregate, and its portfolio had a somewhat shorter duration bias, which tended to strengthen the Trust's performance relative to its benchmark index.

Investment in securities in multi-family development continued to be an important component of the Trust's overall strategy. While the multifamily arena was increasingly competitive, the Trust was able to utilize its relationships with developers and mortgage bankers to develop financing for a number of new multifamily projects, as described below.

■ **Portfolio Distribution (%)***



8.0% U.S. Treasury and Government Sponsored Entities Notes

Construction and Permanent Mortgages 0.3%

1.2% Cash and Short-term Investments

Multifamily Construction Mortgage-backed Securities 11.1%

State Housing Finance Agency Securities 0.2%

Single Family Mortgage-backed Securities 33.1%

46.1% Multifamily Permanent Mortgage-backed Securities

*Includes funded and unfunded commitments

[1] CSFB, *Mortgage Market Focus,* 12/19/2003.

[2] Lehman Brothers, *Mortgage Strategy Weekly*, 1/12/2004.

Creating and Preserving Multifamily Housing

The Trust's pursuit of new multifamily investments in 2003 resulted in financial commitments of $260.0 million. These investments will create or preserve 8,057 housing units in 19 projects around the country. While helping communities meet their housing needs, Trust investments also generated employment opportunities and leveraged additional investment capital for community development. Following are examples of the varied projects receiving Trust financing in 2003.

Heinz Lofts Apartments: $35.0 million from the Trust to help finance the $67.8 million conversion of five historic H. J. Heinz manufacturing facilities into a 267-unit rental apartment complex for Pittsburgh residents.

Jackson Park Terrace Apartments: $21.1 million in Trust financing for the $39.9 million rehabilitation of an older affordable housing complex in Chicago, with 85% of its 312 housing units affordable to the community's lower-income families.

Paul Brown Lofts: $28.9 million from the Trust for a $51.5 million project to convert a former office building in downtown St. Louis into 222 mixed-income rental units.

Stone Creek Village Apartments: $12.5 million in Trust financing for a $20.8 million project creating 130 housing units to help meet the demand for mixed-income housing in Plymouth, Minnesota.

Affordable housing continued to be a priority, with over 7,140 affordable units among the Trust's 2003 commitments. As part of this effort, the Trust expanded the mission of its New York City Community Investment program with a new Affordable Housing Preservation Initiative, which was able to preserve affordability for more than 6,000 units of middle-income housing in New York City. The developments preserved in New York City, described below, have historic ties to the labor movement, having been built in the mid-1900s with support from a union-sponsored nonprofit development organization, and today they are home to many union members and retirees.

Amalgamated Housing Cooperative: $13.0 million from the Trust to preserve housing affordability for over 1,480 households at a Bronx project, which was originally developed by the Amalgamated Clothing Workers, now part of UNITE (Union of Needletrades, Industrial and Textile Employees).

Seward Park Cooperative: $20.2 million to preserve over 1,720 affordable coop units on Manhattan's Lower East Side in a project developed by the International Brotherhood of Electrical Workers Local 3; United Hatters, Cap & Millinery Workers; Brotherhood of Painters, Decorators and Paperhangers of America; and other unions.

Penn South Cooperative: $33.0 million to preserve affordability for over 2,800 units at a Manhattan project developed by the International Ladies' Garment Workers Union, a forerunner of UNITE.




Homeownership for Working Families

HIT HOME, the Trust's nationwide homeownership program, sponsored together with Countrywide Home Loans and Fannie Mae, originated 3,585 mortgage loans for working families in 2003, with a total volume of $530 million. In New York City, over 800 union members and municipal employees purchased or refinanced their homes through the program. Since its start in November 2000, HIT HOME has provided home loans for over 5,570 households of union members and municipal employees nationwide.

Special Meeting of Participants

A special Meeting of Participants was held in Washington, D.C., on Friday, December 19, 2003. The following matters were put to a vote of Participants at the meeting through the solicitation of proxies:

1. To approve an amendment to Section 3.3(c) of the Declaration of Trust, authorizing investment in securities that are secured by single family or multifamily mortgage securities and/or single family or multifamily mortgage loans and that are rated at the highest rating by Standard & Poor's, Moody's Investor Service, Fitch Ratings, or a comparable nationally recognized statistical rating agency;

2. To approve an amendment to the Declaration of Trust to modify Section 3.3(d)(ii) respecting direct loans for low income housing projects to increase the permitted loan to value ratio from 75% to 80%, subject to specified requirements, including a requirement to obtain mortgage insurance or another form of guaranty that covers all losses down to a 60% loan to value level, and add a new Section 3.3(d)(iii) to permit the Trust to make direct loans for market rate housing projects, subject to specified requirements; and

3. To approve an amendment to Section 3.3(h) of the Declaration of Trust to increase from 10% to 15% the percentage of Trust assets that may be invested in U.S. Treasury and Government-Sponsored Enterprise securities and eliminate the restriction requiring scheduled maturity dates of 10 years or less.

The table below details votes pertaining to approval of the proposed amendments to the Declaration of Trust:

Amendments	Votes For	Votes Against	Votes Abstaining
Amendment Number 1	2,006,532.2454	1,025.0927	6,649.3840
Amendment Number 2	1,950,867.6202	0.0000	63,339.1019
Amendment Number 3	2,006,431.2401	219.0993	7,556.3827
Votes Not Cast:	1,127,215.8568		



Financial Statements

**American Federation of Labor and Congress
of Industrial Organizations Housing
Investment Trust**

With Report of Independent Auditors Thereon









Report of Independent Auditors

To the Participants and Trustees of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust:

We have audited the accompanying statement of assets and liabilities of the American Federation of Labor and Congress of Industrial Organizations Housing Investment Trust (the "Trust"), including the schedule of investments, as of December 31, 2003, and the related statement of operations for the year then ended and the statements of changes in net assets and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Trust for each of the three years in the period ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated January 8, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003, by examination or correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2003, the results of its operations for the year then ended and the changes in its net assets and financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Philadelphia, Pennsylvania
January 9, 2004



Statement of Assets and Liabilities

December 31, 2003 (Dollars in thousands)



Assets	Investments, at fair value (amortized cost $3,279,379)*	$ 3,404,091
	Cash and cash equivalents	42,365
	Accrued interest receivable	17,625
	Receivables for investments sold	181,687
	Accounts receivable	275
	Prepaid expenses and other assets	2,066
	Total Assets	**3,648,109**
Liabilities	Accounts payable and accrued expenses	1,485
	Payables for investments purchased	20,455
	Redemptions payable	11,140
	Refundable deposits	1,117
	Income distribution payable, net of dividends reinvested of $56,590	5,773
	Total Liabilities	**39,970**
	Net Assets Applicable to Participants' Equity — Certificates of Participation — Authorized Unlimited; Outstanding 3,206,626 Units	**$ 3,608,139**

Net Asset Value Per Unit of Participation (in dollars)		**$ 1,125.21**

Participants' Equity

Participants' equity consisted of the following:

	Amount invested and reinvested by current participants	$ 3,483,120
	Net unrealized appreciation of investments	124,712
	Undistributed net investment income	307
	Total Participants' Equity	**$ 3,608,139**

* *The cost for Federal tax purposes approximates book cost.*

See accompanying notes to financial statements.





Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

FHA Permanent Securities (6.6% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Single Family	7.75%	Jul-2021–Aug-2021	$ 220	$ 220	$ 220
	8.00%	Jul-2021	116	116	116
	10.31%	Feb-2016	64	64	64
			400	**400**	**400**
Multifamily*	5.60%	Jun-2038	2,970	2,979	3,080
	6.15%	Jan-2044	18,600	18,606	20,275
	6.50%	May-2004	1,189	1,189	1,195
	6.66%	May-2040	5,878	5,885	6,366
	6.70%	Dec-2042	6,118	6,124	6,748
	6.75%	Nov-2037–Jul-2040	10,078	9,871	10,873
	6.88%	Apr-2031	29,720	29,371	32,813
	7.00%	Jun-2039	6,158	6,213	6,782
	7.05%	Jul-2043	5,410	5,410	6,076
	7.07%	Sep-2039	8,208	8,211	8,679
	7.13%	Mar-2040	8,045	8,022	9,090
	7.17%	Feb-2040	4,832	4,836	5,145
	7.20%	Dec-2033–Oct-2039	10,352	10,364	11,709
	7.50%	Sep-2032	1,680	1,686	1,951
	7.55%	Aug-2012	684	684	688
	7.63%	Dec-2027	31,696	31,604	31,695
	7.70%	Oct-2039	12,312	12,254	13,843
	7.75%	Oct-2038	1,420	1,414	1,586
	7.88%	Nov-2036–Jul-2038	9,243	9,248	10,271
	7.93%	Apr-2042	2,934	2,934	3,478
	8.00%	Sep-2034–Jun-2038	11,188	11,134	11,320
	8.25%	Nov-2036	3,540	3,545	3,671
	8.27%	Jul-2042	2,563	2,563	3,022
	8.40%	Apr-2012	953	953	960
	8.75%	Jul-2036–Aug-2036	12,035	11,994	12,982
	8.80%	Oct-2032	5,473	5,473	5,473
	8.88%	May-2036	2,442	2,406	2,509
	9.50%	Jul-2027	364	367	404
	10.00%	Mar-2031	5,685	5,685	5,744
			221,770	**221,025**	**238,428**
Total FHA Permanent Securities			**$ 222,170**	**$ 221,425**	**$ 238,828**

* *Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.*

See accompanying notes to financial statements.



Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

FHA Construction Securities and Commitments (less than 0.1% of net assets)

	Interest Rates[1]			Commitment							
	Permanent	Construction	Maturity Date[2]	Amount		Face Amount		Amortized Cost		Value	
Multifamily[3]											
	6.02%	6.02%	Jun–2035	$	7,243	$	—	$	—	$	228
Total FHA Construction Securities and Commitments				**$ 7,243**		**$ —**		**$ —**		**$ 228**	

[1] *Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan, unless HUD requires that such rates be charged earlier.*

[2] *Permanent mortgage maturity date.*

[3] *Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.*

See accompanying notes to financial statements.





Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Ginnie Mae Securities and Commitments (26.5% of net assets)

	Interest Rate	Maturity Dates	Commitment Amount	Face Amount	Amortized Cost	Value
Single Family	3.50%	Aug-2033–Oct-2033	$	$ 28,318	$ 28,574	$ 28,512
	3.75%	Dec-2033		25,005	24,880	24,950
	4.00%	Feb-2033		12,561	12,665	12,750
	4.50%	Nov-2032		28,310	28,635	28,805
	5.50%	Jan-2033–Aug-2033		32,258	32,666	32,886
	6.00%	Jan-2032–Jun-2033		35,166	36,328	36,646
	6.50%	Jul-2028–Jun-2032		25,026	25,782	26,453
	7.00%	Nov-2016–Jan-2030		27,958	28,592	29,963
	7.50%	Apr-2013–Aug-2030		24,529	25,188	26,494
	8.00%	Nov-2009–Dec-2030		14,677	15,057	16,000
	8.50%	Nov-2009–Aug-2027		8,601	8,802	9,439
	9.00%	May-2016–Jun-2025		2,097	2,158	2,352
	9.50%	May-2019–Sep-2030		886	911	999
	10.00%	Jun-2019		3	3	4
	11.00%	Sep-2016		1	1	1
	12.00%	Apr-2015–Jun-2015		36	36	42
	13.00%	Jul-2014		1	1	2
	13.25%	Dec-2014		1	1	2
	13.50%	Aug-2014		—	—	1
				265,434	**270,280**	**276,301**
Multifamily[3]	4.25%	Feb-2031		6,000	5,964	5,927
	4.43%	Jun-2034		83,241	83,415	77,746
	4.59%	May-2033		15,000	15,000	14,998
	4.92%	May-2034		40,000	40,070	39,308
	5.05%	Nov-2028		54,626	54,870	55,194
	5.13%	Jul-2024		5,000	5,104	5,215
	5.30%	Apr-2039		55,000	54,008	55,538
	5.35%	Apr-2038		7,638	8,128	7,918
	5.50%	Aug-2038		30,299	30,405	31,089
	5.55%	Jun-2036		20,055	19,906	21,056
	5.68%	Jul-2027		5,152	5,360	5,378
	5.79%	May-2005 [1]		7,613	7,788	7,907
	5.86%	Oct-2023		10,000	10,676	10,786
	5.88%	Nov-2011		15,000	15,000	16,196
	6.00%	Dec-2042		3,930	3,880	4,275
	6.09%	Jun-2021		5,000	5,000	5,456
	6.11%	Nov-2021		970	970	1,058
	6.34%	Aug-2023		3,464	3,464	3,805
	6.50%	Dec-2039		3,519	3,519	3,864
	6.56%	Jun-2037 [2]		38,527	39,023	42,868
	6.63%	Oct-2033–Dec-2038		27,819	27,661	30,448
	6.69%	Jun-2040		5,530	5,524	6,140
	6.75%	Jun-2023–Oct-2043		18,457	19,721	20,815
	7.00%	Jun-2043		66,408	66,407	74,368
	7.23%	Jun-2041		8,086	7,862	9,271
	7.38%	Mar-2042		6,645	6,672	7,689
	7.45%	Jun-2042		9,642	9,642	11,183
	7.50%	Apr-2038–Jan-2042		32,230	31,849	36,563
	7.57%	Feb-2042		2,546	2,546	2,842
	7.70%	Mar-2042		20,756	20,495	24,230
	7.80%	Jul-2039		18,864	18,873	21,541
	7.88%	Nov-2036		882	882	933
	8.15%	Nov-2025		3,604	3,582	4,083
	8.75%	Dec-2026		4,143	4,143	4,180
	12.55%	Jun-2025		5,900	5,871	6,026
				641,546	**643,280**	**675,894**
Forward Commitments	5.45%	Jun-2038	7,320	—	—	344
	5.55%	Dec-2027	32,043	—	—	1,401
	7.50%	Apr-2044	23,300	—	64	1,165
			62,663	**—**	**64**	**2,910**
Total Ginnie Mae Securities and Commitments			**$ 62,663**	**$ 906,980**	**$ 913,624**	**$ 955,105**

[1] Date the HIT is required to sell securities to bond trustee.

[2] This security is held in a segregated account as collateral for the secured bank line of credit.

[3] Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.

See accompanying notes to financial statements.



Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Ginnie Mae Construction Securities and Commitments (6.1% of net assets)

Interest Rates[1]			Commitment			
Permanent	Construction	Maturity Date[2]	Amount	Face Amount	Amortized Cost	Value
Multifamily[3]						
4.63%	4.63%	Dec–2044	$ 6,178	$ 2,415	$ 2,434	$ 2,136
4.88%	4.88%	Jul–2046	35,000	4,104	4,284	3,139
4.95%	4.95%	Jan–2045	11,200	1,020	1,205	819
5.20%	3.45%	Jan–2045	21,139	21,139	21,215	21,184
5.21%	5.21%	Jan–2045	5,842	339	342	372
5.35%	5.35%	Dec–2044	8,800	8,800	8,809	9,062
5.55%	5.55%	Feb–2006	9,279	754	757	991
5.71%	5.71%	Apr–2045	7,530	25	27	338
6.00%	6.00%	Sep–2044	25,635	10,862	10,480	12,640
6.60%	6.60%	May–2043	17,793	15,254	14,846	17,262
6.70%	6.70%	Jan–2044	30,528	29,826	29,711	33,574
6.93%	7.13%	Mar–2044	33,136	30,777	30,818	33,962
7.75%	7.25%	Aug–2033	51,779	44,633	44,386	54,090
N/A[4]	6.33%	Feb–2005 [5]	18,200	17,481	17,649	18,254
N/A[4]	6.54%	Dec–2004 [5]	13,620	12,659	12,983	13,183
			295,659	200,088	199,946	221,006
Forward Commitments						
4.65%	5.00%	Oct–2045 [6]	28,900	—	(1,264)	(861)
5.18%	5.18%	Mar–2045	6,000	—	—	12
6.22%	5.75%	Aug–2033	14,599	—	—	1,044
			49,499	—	(1,264)	195
Total Ginnie Mae Construction Securities and Commitments			**$ 345,158**	**$ 200,088**	**$ 198,682**	**$ 221,201**

[1] Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan, unless HUD requires that such rates be charged earlier.

[2] Permanent mortgage maturity date.

[3] Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.

[4] Construction only securities.

[5] Date the HIT is required to sell securities to bond trustee.

[6] Prior to December 20, 2005, this investment is a mortgage-backed security guaranteed by the Government National Mortgage Association ("GNMA-MBS"). From and after December 20, 2005, the investment will be a tax-exempt bond collateralized by the GNMA-MBS.

See accompanying notes to financial statements.





Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Fannie Mae Securities and Commitments (41.6% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Single Family	3.13%	Sep-2033	$ 8,882	$ 8,806	$ 9,000
	3.39%	Sep-2033	28,383	28,692	28,973
	3.75%	Aug-2033	24,344	23,871	24,622
	4.00%	Jul-2033	24,348	24,553	24,540
	4.30%	Feb-2033–Aug-2033	26,936	26,986	27,249
	4.34%	May-2033	18,381	18,516	18,619
	4.50%	Jun-2018–May-2033	44,454	45,357	44,886
	5.00%	Jul-2018–Jul-2033	75,311	76,463	76,209
	5.50%	Jul-2017–Jan-2034	268,650	272,985	273,579
	6.00%	Jan-2006–Jan-2034	248,608	256,115	258,895
	6.50%	Nov-2016–Nov-2032	88,237	90,188	92,577
	7.00%	Nov-2013–Jun-2032	29,364	29,785	31,233
	7.50%	Jul-2004–Sep-2031	9,351	9,347	10,018
	8.00%	Jan-2007–May-2031	6,115	6,221	6,603
	8.50%	Nov-2009–Apr-2031	4,361	4,454	4,753
	9.00%	Jul-2009–May-2025	1,430	1,445	1,573
	9.50%	Aug-2004	5	5	5
			907,160	**923,789**	**933,334**
Multifamily[1]	3.81%	Nov-2012–Aug-2013	42,092	41,892	40,229
	4.10%	Jun-2027	2,498	2,498	2,411
	4.49%	Nov-2012	20,000	20,000	19,791
	4.55%	Sep-2033	5,388	5,456	5,110
	4.66%	Jul-2021–Aug-2033	9,028	9,193	8,656
	4.77%	Apr-2012	3,433	3,560	3,573
	4.78%	Aug-2018	3,983	4,046	3,911
	4.88%	Sep-2011	25,109	25,284	26,333
	4.90%	Jul-2033	5,222	5,340	4,986
	5.14%	Jan-2018	8,113	8,492	8,221
	5.15%	Nov-2017–Oct-2022	23,899	24,035	24,249
	5.16%	Dec-2011	13,927	14,047	14,734
	5.23%	Mar-2018–Apr-2021	4,991	5,176	5,096
	5.24%	Dec-2012	2,312	2,322	2,398
	5.35%	Dec-2012	5,994	6,021	6,322
	5.40%	Jan-2019	13,000	13,008	13,392
	5.43%	May-2021	3,578	3,692	3,722
	5.44%	Sep-2013	2,139	2,180	2,163
	5.45%	May-2033	3,402	3,457	3,414
	5.50%	Sep-2011	365	379	390
	5.58%	Jan-2021	3,907	3,969	4,089
	5.60%	Oct-2022	4,348 [2]	4,065	5,175
	5.63%	Nov-2033	20,180	20,249	20,697
	5.70%	May-2011	893	955	965
	5.77%	Nov-2021	16,984	17,234	17,780
	5.80%	Jan-2033	35,344	35,863	36,802
	5.84%	Aug-2010	7,852	8,139	8,413
	5.85%	Oct-2008	977	1,048	1,055
	5.88%	Nov-2027	3,564	3,650	3,741
	5.96%	Jan-2029	515	528	542
	6.02%	Nov-2010	5,150	5,329	5,671
	6.09%	May-2011	13,030	14,207	14,406
	6.13%	Dec-2016	4,748	5,177	5,170
	6.15%	Oct-2032	3,859	3,986	4,137
	6.22%	Aug-2032	1,975	2,057	2,128
	6.25%	Dec-2013	2,205	2,272	2,350
	6.27%	Jan-2012	2,210	2,265	2,455
	6.35%	Mar-2020	11,750 [3]	11,757	12,671
	6.35%	Jun-2020–Aug-2032	27,827	29,466	30,433
	6.39%	Apr-2019	1,075	1,180	1,187
	6.41%	Aug-2013	2,062	2,253	2,253

See accompanying notes to financial statements.



Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Fannie Mae Securities and Commitments (41.6% of net assets), continued

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Multifamily[1]	6.42%	Apr-2011	$ 7,193	$ 7,911	$ 7,883
	6.44%	Apr-2014-Dec-2018	49,157	49,975	55,031
	6.50%	Jun-2016	3,372	3,377	3,684
	6.52%	Jul-2008	2,718	2,718	2,945
	6.53%	May-2030	11,920	11,962	12,925
	6.63%	Jun-2018-Apr-2019	2,909	2,946	3,199
	6.65%	Aug-2007	573	579	610
	6.74%	Aug-2007	3,400	3,772	3,768
	6.80%	Jul-2016	1,094	1,094	1,212
	6.85%	Mar-2029	8,000	8,868	8,749
	6.90%	Jun-2007	18,526	19,030	20,437
	6.94%	Aug-2007	8,497	8,736	9,479
	7.01%	Apr-2031	3,674	3,721	4,122
	7.04%	Jul-2014	7,418 [4]	7,431	8,469
	7.07%	Feb-2031	18,577	19,048	20,910
	7.16%	Jan-2022	8,508	8,680	9,137
	7.18%	Aug-2016	667	667	744
	7.20%	Apr-2010-Aug-2029	10,221	9,922	11,426
	7.25%	Nov-2011-Jul-2012	9,468	9,468	9,950
	7.30%	May-2010	27,638	28,831	31,444
	7.37%	Jan-2013	987	999	1,039
	7.38%	Jun-2014-Nov-2018	17,359	18,829	19,171
	7.46%	Aug-2029	7,665	8,935	8,730
	7.50%	Dec-2014-Feb-2024	30,460	33,368	33,800
	7.71%	Feb-2010	9,636	9,804	10,920
	7.75%	Dec-2012-Dec-2024	4,719	4,721	5,371
	8.00%	Nov-2019-May-2020	6,427	6,411	6,795
	8.13%	Sep-2012-Aug-2020	10,257	10,235	11,247
	8.38%	Jan-2022	1,033	1,037	1,172
	8.40%	Jul-2023	558	548	664
	8.50%	Sep-2006-Nov-2019	6,593	7,165	7,727
	8.63%	Sep-2028	7,070	7,070	8,414
	9.13%	Sep-2015	3,480	3,467	3,821
	9.25%	Jun-2018	4,753	4,743	5,379
			683,455	**701,795**	**731,595**
Forward Commitments					
	TBA [5]	Various	(160,000)	(161,146)	(162,008)
			(160,000)	**(161,146)**	**(162,008)**
Total Fannie Mae Securities and Commitments					
			$ 1,430,615	**$ 1,464,438**	**$ 1,502,921**

[1] Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.

[2] During construction the investment is a participation in the construction loan which is secured by a letter of credit from LaSalle Bank National Association; the permanent financing will be a Fannie Mae MBS for which the Trust has issued its commitment to purchase.

[3] During construction the investment is a participation in the construction loan which is secured by a repurchase guaranty from the Bank of America; the permanent financing will be a Fannie Mae MBS for which the Trust has issued its commitment to purchase.

[4] During construction the investment is a participation in the construction loan which is secured by a letter of credit from Federal Home Loan Bank of Des Moines; the permanent financing will be a Fannie Mae MBS for which the Trust has issued its commitment to purchase.

[5] To be announced ("TBA") securities represent securities the Trust agreed to sell for which the specific securities have not yet been identified.

See accompanying notes to financial statements.





Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Freddie Mac Securities and Commitments (4.8% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
Single Family	4.30%	Jun-2033	$ 10,853	$ 10,813	$ 10,938
	4.50%	Aug-2018	14,713	14,563	14,740
	5.50%	Oct-2017–Apr-2033	34,269	35,347	35,112
	6.00%	Apr-2005–Jan-2033	59,436	60,785	61,668
	6.50%	Dec-2006–Aug-2032	33,541	33,991	35,296
	7.00%	Jun-2004–Mar-2030	9,148	9,144	9,766
	7.50%	Jun-2004–Apr-2031	9,389	9,341	10,071
	8.00%	May-2008–Feb-2030	5,500	5,531	5,877
	8.50%	Jun-2010–Jan-2025	4,076	4,121	4,421
	9.00%	Sep-2010–Mar-2025	910	930	995
			181,835	**184,566**	**188,884**
Multifamily [1]	8.00%	Feb-2009	5,086	5,092	5,131
			5,086	**5,092**	**5,131**
Forward Commitments					
	5.50%	TBA[2]	(20,000)	(20,181)	(20,150)
			(20,000)	**(20,181)**	**(20,150)**
Total Freddie Mac Securities and Commitments			**$ 166,921**	**$ 169,477**	**$ 173,865**

[1] *Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.*

[2] *To be announced ("TBA") securities represent securities the Trust agreed to sell for which the specific securities have yet to be identified.*

Government Sponsored Entities Notes (1.6% of net assets)

Issuer	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Fannie Mae	2.25%	May-2006	$ 15,045	$ 15,214	$ 15,040
Fannie Mae	4.38%	Jul-2013	15,000	14,997	14,333
Fannie Mae	5.50%	Jul-2012	20,000	20,420	20,439
Freddie Mac	6.01%	Dec-2005	6,000	6,057	6,446
Total Government Sponsored Entities Notes			**$ 56,045**	**$ 56,688**	**$ 56,258**

United States Treasury Notes (6.6% of net assets)

	Interest Rate	Maturity Dates	Face Amount	Amortized Cost	Value
	1.50%	Jul-2005	$ 20,000	$ 19,891	$ 19,984
	1.63%	Apr-2005–Oct-2005	88,500	88,524	88,455
	1.88%	Dec-2005	20,000	20,008	20,013
	2.00%	May-2006	15,000	14,905	15,005
	2.25%	Jul-2004	6,530	6,582	6,575
	2.63%	May-2008	32,130	31,757	31,648
	3.25%	Aug-2007	21,100	21,477	21,525
	3.38%	Apr-2004	1,250	1,263	1,260
	3.50%	Nov-2006	2,085	2,182	2,155
	3.63%	May-2013	2,445	2,312	2,351
	4.88%	Feb-2012	1,300	1,437	1,377
	5.63%	May-2008	15,000	16,356	16,617
	5.88%	Nov-2004–Nov-2005	6,710	7,095	7,051
	6.75%	May-2005	1,900	2,052	2,036
	10.75%	Aug-2005	1,750	2,020	2,006
Total United States Treasury Notes			**$ 235,700**	**$ 237,861**	**$ 238,058**

See accompanying notes to financial statements.



Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

State Housing Finance Agency Securities (0.2% of net assets)

Issuer	Interest Rate	Maturity Date	Face Amount	Amortized Cost	Value
Multifamily [1]					
NJ Housing and Mortgage Finance Agency	7.63%	Oct–2009	$ 616	$ 617	$ 663
MA Housing Finance Agency	8.00%	Jan–2026	4,585	4,579	4,752
NJ Housing and Mortgage Finance Agency	8.38%	Feb–2007	529	548	569
MA Housing Finance Agency	8.63%	Jan–2013	400	406	440
MA Housing Finance Agency	9.00%	Jan–2025	918	918	953
Total State Housing Finance Agency Securities			**$ 7,048**	**$ 7,068**	**$ 7,377**

[1] *Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.*

Other Multifamily Investments and Commitments[1] (0.2% of net assets)

Interest Rates [2]		Maturity	Commitment	Face	Amortized	
Permanent	Construction	Dates [3]	Amount	Amount	Cost	Value
Multifamily Construction/Permanent Mortgages						
8.13%	N/A	Aug–2005	$ 1,016	$ 273	$ 267	$ 273
8.63%	N/A	Jun–2025	—	1,342	1,342	1,342
9.50%	N/A	Aug–2012–Apr–2024	—	1,990	1,990	1,990
			1,016	**3,605**	**3,599**	**3,605**
Privately Insured Construction/Permanent Mortgage						
5.95%	5.95%	Mar–2044	4,400 [4]	4,400	4,417	4,459
			4,400	**4,400**	**4,417**	**4,459**
Forward Commitment						
6.15%	N/A	Feb–2045	1,600 [4]	—	—	86
			1,600	**—**	**—**	**86**
Total Other Multifamily Investments and Commitments			**$ 7,016**	**$ 8,005**	**$ 8,016**	**$ 8,150**
Total Long-Term Investments			**$ 3,233,572**	**$ 3,277,279**	**$ 3,401,991**	

[1] *Multifamily MBS securities are valued by the fair value procedures adopted by the Board. Refer to Note 1 of the financial statements for further information.*

[2] *Construction interest rates are the rates charged to the borrower during the construction phase of the project. The permanent interest rates are charged to the borrower during the amortization period of the loan, unless HUD requires that such rates be charged earlier.*

[3] *Permanent mortgage maturity date.*

[4] *Loan insured by Ambac Assurance Corporation.*

See accompanying notes to financial statements.





Schedule of Portfolio Investments

December 31, 2003 (Dollars in thousands)

Short-term Investments (0.1% of Net Assets)

Description	Maturity Date	Interest Rate	Face Amount	Amortized Cost	Value
Repurchase Agreement					
Amalgamated Bank*	March 2004	1.25%	$ 2,000	$ 2,000	$ 2,000
			2,000	**2,000**	**2,000**
Certificate of Deposit					
Shore Bank – Pacific	May 2004	2.11%	100	100	100
			100	**100**	**100**
Total Short-Term Investments			$ **2,100**	$ **2,100**	$ **2,100**
Total Investments			**$ 3,235,672**	**$ 3,279,379**	**$3,404,091**

* *This instrument was purchased in March 2003. The Trust will receive $2,025,137 upon maturity. The underlying collateral of the repurchase agreement is a Ginnie Mae security with a market value of $2,154,352.*

See accompanying notes to financial statements.



Statement of Operations

For the Year Ended December 31, 2003 (Dollars in thousands)



Investment Income	FHA permanent securities	$	21,470
	FHA construction securities*		938
	Ginnie Mae securities*		46,122
	Ginnie Mae construction securities*		17,512
	Fannie Mae securities*		68,285
	Freddie Mac securities*		10,238
	Government Sponsored Entities Notes		2,057
	United States Treasury Notes		6,037
	State Housing Finance Agency Securities		2,063
	Other multifamily investments*		597
	Short-term investments		1,035
	Total Income	**$**	**176,354**
Expenses	Officer salaries and fringe benefits	$	1,930
	Other salaries and fringe benefits		6,122
	Legal fees		489
	Consulting fees		542
	Auditing, tax and accounting fees		258
	Insurance		287
	Marketing and sales promotion (12b-1)		507
	Investment management		422
	Trustee expenses		36
	Rental expenses		692
	General expenses		1,623
	Total Expenses	**$**	**12,908**
Net Investment Income		**$**	**163,446**
	Net realized gain on investments	**$**	**48,588**
	Net change in unrealized appreciation (depreciation) on investments		**(84,342)**
Realized and Unrealized Net Losses on Investments		**$**	**(35,754)**
Net Increase in Net Assets Resulting from Operations		**$**	**127,692**

* *Including forward commitments.*

See accompanying notes to financial statements.



Statements of Changes in Net Assets

For the Years Ended December 31, 2003 and 2002 (Dollars in thousands)

	2003	2002
Increase In Net Assets From Operations		
Net investment income	$ 163,446	$ 172,167
Net realized gain on investments	48,588	14,815
Net change in unrealized appreciation (depreciation) on investments	(84,342)	141,142
Net increase in net assets resulting from operations	**127,692**	**328,124**
Decrease In Net Assets From Distributions		
Distributions paid to participants or reinvested from:		
Net investment income	(163,446)	(172,167)
Net realized gain on investments	(48,588)	(14,815)
Net decrease in net assets from distributions	**(212,034)**	**(186,982)**
Increase (Decrease) in Net Assets From Unit Transactions		
Proceeds from the sale of units of participation	290,936	341,676
Dividend reinvestment of units of participation	191,791	167,759
Payments for redemption of units of participation	(72,009)	(120,296)
Net increase from unit transactions	**410,718**	**389,139**
Total increase in net assets	**326,376**	**530,281**
Net assets at beginning of period	**3,281,763**	**2,751,482**
Net Assets at End of Period	**$ 3,608,139**	**$ 3,281,763**
Unit Information		
Units sold	252,914	300,736
Distributions reinvested	168,434	148,388
Units redeemed	(62,724)	(106,106)
Increase in Units Outstanding	**358,624**	**343,018**

See accompanying notes to financial statements.

Notes To Financial Statements

Note 1. Summary of Significant Accounting Policies

The American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Housing Investment Trust (the Trust) is a common law trust created under the laws of the District of Columbia and is registered under the Investment Company Act of 1940 as a no-load, open-end investment company. The Trust has obtained certain exemptions from the requirements of the Investment Company Act of 1940 that are described in the Trust's Statement of Additional Information and Prospectus.

Participation in the Trust is limited to eligible labor organizations and pension, welfare and retirement plans that have beneficiaries who are represented by labor organizations.

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States.

Investment Valuation

Net asset value per share (NAV calculation) is calculated as of the close of business of the major bond markets in New York on the last business day of the month.

Portfolio securities for which market quotations are readily available (single family mortgage-backed securities ["MBS"] investments, U.S. Agency debt and U.S. Treasury securities) are valued by an independent pricing service, using published prices, market quotes and dealer bids.

Portfolio investments for which market quotations are not readily available (multifamily MBS investments, mortgage securities, and construction mortgage securities) are valued at their fair value using dealer bids and discounted cash flow models. The respective cash flow models use market-based discounts and prepayment rates developed for each investment category. The market-based discount rate is composed of a risk-free yield (i.e., a U.S. Treasury Note) adjusted for an appropriate risk premium. The risk premium reflects actual premiums in the market place over the yield on U.S. Treasury securities of comparable risk and maturity to the security being valued as adjusted for other market considerations. On investments for which the Trust finances the construction and permanent securities and participation interests, value is determined based upon the total amount, funded and/or un-funded, of the commitment.

The values have been determined in good faith under consistently applied procedures adopted by the Board of Trustees. The above process ensures that the valuation of the assets in the portfolio reflects the fair value of each investment, based on its unique characteristics. In accordance with the procedures adopted by the Board, a monthly third-party valuation is received and reviewed by management. Any adjustments arising from the review are subsequently reviewed and approved by the third party valuation firm employed by the Trust.

Short-term investments with remaining maturities of sixty days or less are valued on the basis of amortized cost, which approximates fair value. Cash and cash equivalents include overnight money market funds which are also carried at cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.





Notes To Financial Statements

Federal Income Taxes

The Trust's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its participants. Therefore, no federal income tax provision is required.

Distributions to Participants

At the end of each calendar month, pro rata distribution is made to participants of the net investment income earned during the preceding month. Amounts distributable, but not disbursed, as of the balance sheet date are classified as income distribution payable.

Participants redeeming their investments are paid their pro rata share of undistributed net investment income accrued through the month-end of redemption.

The Trust offers an income reinvestment plan that allows current participants automatically to reinvest their income distribution into Trust units of participation. Total reinvestment was over 90 percent of distributable income for the year ended December 31, 2003.

Investment Transactions and Income

Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost. Interest income which includes amortization of premium and accretion of discount on debt securities is accrued as earned.

12b-1 Plan of Distribution

The Board of Trustees annually approves a 12b-1 Plan of Distribution to pay for marketing and sales promotion expenses incurred in connection with the offer and sale of units and related service and distribution activities (12b-1 expenses). For the year ended December 31, 2003, the Trust may pay for 12b-1 expenses in an amount up to $600,000 or 0.05 percent of its average monthly net assets on an annualized basis, whichever is greater. During the year ended December 31, 2003, the Trust incurred approximately $507,000 of 12b-l expenses.

Receivables for Investments Sold

Receivables for Investments Sold represents investments that were sold prior to December 31, 2003, which settled subsequent to December 31, 2003.

Payables for Investments Purchased

Payables for Investments Purchased represents investments that were purchased prior to December 31, 2003, which settled subsequent to December 31, 2003.

Notes To Financial Statements

Note 2. Investment Risks

Interest Rate Risk

As with any fixed-income investment, the market value of the Trust's investments will fall below the principal amount of those investments at times when market interest rates rise above the interest rates of the investments. Rising interest rates may also reduce prepayment rates, causing the average life of the Trust's investments to increase. This could in turn further reduce the value of the Trust's portfolio.

Prepayment and Extension Risk

The Trust invests in certain fixed income securities whose value is derived from an underlying pool of mortgage loans. Generally, the market value of the Trust's investments will rise at times when market interest rates fall below the interest rates on the investments. However, at such times, some borrowers may prepay the mortgage loans backing the Trust's securities more quickly than might otherwise be the case. In such event, the Trust may be required to reinvest the proceeds of such prepayments in other investments bearing lower interest rates. The majority of the Trust's securities backed by loans for multifamily projects include restrictions on prepayments for specified periods to mitigate this risk.

When market interest rates rise above the interest rates of the Trust's investments, the prepayment rate of the mortgage loans backing the Trust's securities may decrease, causing the average maturity of the Trust's investments to lengthen. This may increase the Trust's portfolio's sensitivity to rising rates and reduce the value of the Trust's portfolio.

Note 3. Transactions with Related Entities

During the year ended December 31, 2003, the Trust provided the time of certain personnel to the AFL-CIO Investment Trust Corporation (ITC), a D.C. non-profit corporation, on a cost-reimbursement basis. During the year, certain employees of the Trust also served as officers of the ITC. The total cost for personnel and related expenses for the year ended December 31, 2003 amounted to approximately $1,529,000. During the year ended December 31, 2003, the Trust was reimbursed for approximately $1,636,000 of current and prior year costs. As of December 31, 2003, approximately $125,000 is included within the accounts receivable in the accompanying financial statements for amounts outstanding under the arrangement.

The ITC provided the time of certain personnel to the Trust on a cost-reimbursement basis. The total cost for such personnel and related expenses for the year ended December 31, 2003 was approximately $70,000. During the year ended December 31, 2003, the Trust paid the ITC approximately $68,000 of current costs.

Note 4. Commitments

Certain assets of the Trust are invested in short-term investments until they are required to fund purchase commitments for long-term investments. As of December 31, 2003, the Trust had outstanding unfunded purchase commitments of approximately $224.8 million. The Trust maintains a reserve, in the form of securities, no less than the total of the outstanding unfunded purchase commitments, less short-term investments. As of December 31, 2003, the value of the publicly traded mortgage-backed securities maintained for the reserve in a segregated account was approximately $3.1 billion.

The commitment amounts disclosed on the Schedule of Portfolio Investments represent the original commitment amount, which includes both funded and unfunded commitments.





Note 5. Investment Transactions

A summary of investment transactions (excluding short-term investments and U.S. Treasury Notes) for the separate instruments included in the Trust's investment portfolio, at amortized cost, for the year ended December 31, 2003, follows (dollars in thousands):

	FHA Permanent Securities	FHA Construction Securities*	Ginnie Mae Securities*	Ginnie Mae Construction Securities*	Fannie Mae Securities*	Freddie Mac Securities*	Government Sponsored Entities Notes	State Housing Finance Agency Securities	Other Multifamily Investments*
Balance, January 1, 2003	$ 347,310	$ 25,770	$ 793,473	$ 271,418	$ 1,260,206	$ 213,109	$ 63,561	$46,404	$ 3,809
Purchases and insured construction securities advances, net of discounts	291	1,173	454,053	154,681	1,251,943	161,859	45,045	—	4,400
Change in discounts and (premiums)	326	(6)	153	(1,612)	13,554	1,059	(1,918)	(8)	18
Transfers	3,177	(26,932)	165,564	(141,809)	—	—	—	—	—
Principal reductions/Sales	(129,679)	(5)	(499,619)	(83,996)	(1,061,265)	(206,550)	(50,000)	(39,328)	(211)
Balance, December 31, 2003	$ 221,425	$ —	$913,624	$ 198,682	$1,464,438	$ 169,477	$ 56,688	$ 7,068	$ 8,016

* Including forward commitments.



Note 6. Federal Taxes

The tax character of distributions paid during 2003 and 2002 was as follows (dollars in thousands):

	2003	2002
Ordinary investment income – net	$ 163,446	$ 178,863
Long-term capital gains on investments	48,588	8,119
Total net distributions paid to participants or reinvested	**$ 212,034**	**$ 186,982**

As of December 31, 2003, the components of accumulated earnings on a tax basis were as follows (dollars in thousands):

Undistributed ordinary income	559
Unrealized appreciation	124,712
Other temporary differences	(252)
Total accumulated earnings	**$ 125,019**

Note 7. Retirement and Deferred Compensation Plans

The Trust participates in the AFL–CIO Staff Retirement Plan, which is a multiple employer–defined benefit pension plan, covering substantially all employees. This plan was funded by employer contributions, at rates approximating 13.3% percent of employees' salaries for the year ended December 31, 2003. The total Trust pension expense for the year ended December 31, 2003 was approximately $797,000.

The Trust also participates in a deferred compensation plan, referred to as a 401(k) plan, covering substantially all employees. This plan permits an employee to defer the lesser of 100 percent of their total compensation or the applicable IRS limit. The Trust matches dollar for dollar the first $2,700 of employee contributions. The Trust's 401(k) contribution for the year ended December 31, 2003 was approximately $150,000.

Note 8. Bank Securities

The Trust has a secured $12.5 million bank line of credit with Bank of America. A segregated account of Trust–owned securities serves as collateral for the line of credit. As of December 31, 2003, the value of the collateral in the account is approximately $42.9 million. In addition, the Trust has a $12.5 million uncommitted and unsecured line of credit facility with Bank of America. Borrowings under these agreements bear interest at LIBOR plus one-half percent. Both lines of credit mature on June 30, 2004. The Trust had no outstanding balance on either of these facilities during the period. No compensating balances are required.





Financial Highlights

Selected Per Share Data and Ratios for the Years Ended December 31, 2003, 2002, 2001, 2000 and 1999

	2003	2002	2001	2000	1999
Per Share Data					
Net asset value, beginning of period	$ 1,152.30	$ 1,098.40	$ 1,085.42	$ 1,035.72	$ 1,114.08
Income from investment operations:					
Net investment income	54.26	65.19	70.86	72.83	71.65
Net realized and unrealized (losses) gains on investments	(11.69)	59.15	16.24	49.70	(77.96)
Total Income (Loss) from Investment Operations	**42.57**	**124.34**	**87.10**	**122.53**	**(6.31)**
Less distributions from:					
Net investment income	(54.26)	(65.19)	(70.93)	(72.83)	(71.74)
Net realized gains on investments	(15.40)	(5.25)	(3.19)	—	(0.31)
Total Distributions	**(69.66)**	**(70.44)**	**(74.12)**	**(72.83)**	**(72.05)**
Net Asset Value, End of Period	**$ 1,125.21**	**$ 1,152.30**	**$ 1,098.40**	**$ 1,085.42**	**$ 1,035.72**
Ratios					
Ratio of expenses to average net assets	0.37%	0.36%	0.37%	0.38%	0.39%
Ratio of net investment income to average net assets	4.7%	5.8%	6.4%	6.9%	6.7%
Portfolio turnover rate	73.1%	64.3%	40.9%	25.9%	31.7%
Number of Outstanding Units at End of Period	**3,206,626**	**2,848,002**	**2,504,984**	**2,282,511**	**2,075,197**
Net Assets, End of Period (in thousands)	**$ 3,608,139**	**$ 3,281,763**	**$ 2,751,482**	**$ 2,477,482**	**$ 2,149,327**
Total Return*	**3.78%**	**11.64%**	**8.21%**	**12.31%**	**(0.57%)**

* *Net of fund expenses.*

See accompanying notes to financial statements.

Trustees

Overall responsibility for the management of the AFL-CIO Housing Investment Trust, the establishment of policies and the overseeing of activities is vested in its Board of Trustees. The list below provides the following information for each of the trustees: name, age, address, term of office, length of time served, principal occupations during the past five years and other directorships held.* The Trust's Statement of Additional Information includes additional information about the trustees and is available, without charge, upon request, by placing a collect call directed to Stephanie Turman, Investor Relations Coordinator, at (202) 331-8055.

Richard Ravitch**, age 70; 610 5th Avenue, Ste. 420, New York, NY 10020; Chairman of the Board; term commenced 1991, expires 2006; Principal, Ravitch, Rice and Co. LLC; Director, Parsons Brinckerhoff Inc; formerly President and Chief Executive Officer, Player Relations Committee of Major League Baseball; formerly Chairman, Aquarius Management Corporation (limited profit housing project management).

John J. Sweeney**, age 69; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1981, expires 2004; President, AFL-CIO.

Richard L. Trumka, age 54; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1995, expires 2005; Secretary-Treasurer, AFL-CIO.

Linda Chavez-Thompson, age 59; 815 16th Street, Washington, DC 20006; Union Trustee; term commenced 1996, expires 2005; Executive Vice President, AFL-CIO.

John J. Flynn, age 69; 1776 Eye Street, NW, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2006; President, International Union of Bricklayers and Allied Craftworkers (BAC); formerly BAC Secretary-Treasurer.

Stephen Frank, age 63; 9509 Lost Trail Way, Potomac, Maryland 20854; Management Trustee; term commenced 2003, expires 2006; Independent Consultant; formerly Vice President and Chief Financial Officer, The Small Business Funding Corporation.

Frank Hurt, age 65; 10401 Connecticut Avenue, Kensington, MD 20895; Union Trustee; term commenced 1993, expires 2004; President, Bakery, Confectionery & Tobacco Workers and Grain Millers International Union.

George Latimer, age 68; 1600 Grand Avenue, St. Paul, MN 55105; Management Trustee; term commenced 1996, expires 2005; Chief Executive Officer of the National Equity Fund (a tax credit investment company); Distinguished Visiting Professor of Urban Land Studies at Macalester College; Director, Visionics Corporation; formerly Director, Special Actions Office, Department of Housing and Urban Development.

Jeremiah O'Connor, age 69; 1125 15th Street, NW, Washington, DC 20005; Union Trustee; term commenced 2001, expires 2006; Secretary-Treasurer, International Brotherhood of Electrical Workers (IBEW); formerly International Vice President, 6th District, IBEW.

Marlyn J. Spear, age 50; 500 Elm Grove Road, Elm Grove, WI 53122; Management Trustee; term commenced 1995, expires 2006; Chief Investment Officer, Milwaukee and Vicinity Building Trades United Pension Trust Fund; formerly Investment Coordinator, Milwaukee and Vicinity Building Trades.

Tony Stanley**, age 70; 25250 Rockside Road, Cleveland, OH 44146; Management Trustee; term commenced 1983, expires 2004; Executive Vice President and Director, TransCon Builders, Inc.

Andrew Stern, age 53; 1313 L Street, NW, Washington, DC 20005; Union Trustee; term commenced 1998, expires 2005; President, Service Employees International Union, AFL-CIO.

Edward C. Sullivan, age 60; 815 16th Street, NW, Suite 600, Washington, DC 20006; Union Trustee; term commenced 2000, expires 2006; President, Building and Construction Trades Department, AFL-CIO; formerly General President, International Union of Elevator Constructors.

Patricia Wiegert, age 57; 1355 Willow Way, Suite 221, Concord, CA 94520; Management Trustee; term commenced 1995, expires 2004; Retirement Administrator, Contra Costa County Employees' Retirement Association.

* *Only directorships in a corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or a company registered as an investment company under the Investment Company Act of 1940, as amended, are listed.*

** *Executive Committee member.*





Executive Officers

All officers of the Trust are located at 1717 K Street, NW, Suite 707, Washington, DC 20036 and were elected to a one-year term that began on January 1, 2003, and expired on December 31, 2003, or until their respective successors are appointed and qualify.*

Stephen Coyle, age 58; Chief Executive Officer since 1992; AFL–CIO Housing Investment Trust.

Michael M. Arnold, age 63; Senior Executive Vice President—Marketing, Investor and Labor Relations, AFL–CIO Housing Investment Trust since 2001; formerly Executive Vice President—Marketing, Investor and Labor Relations; Director of Investor Relations, AFL–CIO Housing Investment Trust.

Helen R. Kanovsky, age 52; Chief Operating Officer, AFL-CIO Housing Investment Trust since 2002; formerly Chief Operating Officer, AFL-CIO Investment Trust Corporation; Executive Vice President—Finance and Administration, AFL-CIO Housing Investment Trust; Chief of Staff for U.S. Senator John F. Kerry; General Counsel, AFL-CIO Housing Investment Trust.

Erica Khatchadourian, age 36; Executive Vice President—Finance and Administration, AFL-CIO Housing Investment Trust since 2001; formerly Controller, Chief of Staff and Director of Operations, AFL-CIO Housing Investment Trust.

John Hanley, age 37; Executive Vice President—Investments and Portfolio Management, AFL-CIO Housing Investment Trust since 2003; formerly Executive Vice President, AFL-CIO Investment Trust Corporation; Chief Investment Officer—Multifamily, AFL-CIO Housing Investment Trust.

Walter Kamiat, age 49; General Counsel, AFL-CIO Housing Investment Trust since 2001; formerly General Counsel, AFL-CIO Investment Trust Corporation; Senior Counsel and Special Assistant to the CEO, AFL-CIO Housing Investment Trust.

Stephanie Wiggins, age 38; Chief Investment Officer—Multifamily Finance, AFL-CIO Housing Investment Trust since 2001; formerly Director, Prudential Mortgage Capital Company; Vice President/Multifamily Transaction Manager, WMF Capital Corporation.

Carol Nixon, age 41; Chief Investment Officer—Single Family Finance, AFL-CIO Housing Investment Trust since 2002; formerly Director of Public Finance, AFL-CIO Housing Investment Trust; Vice President, Community Development Division, Bank of America.

*   *No officer of the Trust serves as a trustee or director in any corporation or trust having securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended.*

AFL-CIO Housing Investment Trust



Counsel of Record
Swidler Berlin Shereff Friedman LLP, Washington, DC

Independent Auditor
Ernst & Young LLP, Philadelphia, PA

Investment Adviser
Wellington Management Company LLP, Boston, MA

Custodian Bank
State Street Bank and Trust, Boston, MA

National Office
1717 K Street, NW, Suite 707, Washington, DC 20036; (202) 331-8055

New York Office
31 W. 15th Street, Suite 203, New York, NY 10011; (212) 414-8500

Western Regional Office
235 Montgomery Street, Suite 1001, San Francisco, CA 94104; (415) 433-3044

The AFL-CIO Housing Investment Trust is a fixed-income investment program providing financing in multi-family and single family housing, drawing on decades of experience in the pension investment industry.

The Trust seeks to meet the retirement security needs of America's working men and women by seeking a competitive rate of return and protecting investors' capital. It also works to increase the supply of livable, affordable housing for working families, generate union jobs, and strengthen communities across the United States.





AFL–CIO Housing Investment Trust

1717 K Street, NW, Suite 707

Washington, DC 20036

202-331-8055

www.aflcio-hit.com

